SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 21, 2007 announcing "ECtel Unveiled Four New Products at its Global Community Meeting; Products to Assist Telecom Operators Reduce Financial Risk and Improve Customer Satisfaction". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  November 22, 2007

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Index to Exhibits

Exhibit No.                 Exhibit

1                                                                  Press Release issued November 21, 2007

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EXHIBIT 1

ECtel Unveiled Four New Products at its Global Community Meeting;

Products to Assist Telecom Operators Reduce Financial Risk and Improve Customer Satisfaction

The new products expand ECtel`s IRM(TM) offering with Risk & Credit Management, Quality & Service Assurance, Roaming Assurance and Business Intelligence tools

ROSH HA'AYIN, Israel, November 21, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, last week launched four  new products as part of the Integrated Revenue Management platform. The products were launched during the Company`s annual Global Community Meeting held last week in Budapest, with community members - customers and partners from 28 countries in attendance.

The launched products expand ECtel`s IRM(TM) platform by offering additional capabilities to better manage the communication service providers` revenues and expenses. These included real-time credit and risk monitoring (RiskView(TM)), quality of services business impact analysis (ImpactView(TM)), roaming assurance (RoamView(TM)) and business intelligence tools (BusinessView(TM)) for  enhancing profitability and scoring.

These new products, together with ECtel flagship fraud management (FraudView®) and revenue assurance (RAP) products, assist telecom operators to reduce their financial risk  while driving increased customers satisfaction and revenues. This products' launch correlates with ECtel's vision allowing its community members to maximize financial performance, profit and customer satisfaction, by addressing all assurance aspects.

RiskView(TM) allows telecom operators to aggressively pursue sales while safeguarding themselves against undue financial risk by enabling credit risk scoring and segmentation, as well as credit prediction and monitoring.

RoamView(TM) is an innovative NRTRDE (Near Real Time Roaming Data Exchange) gateway for GSM operators . The gateway  enables GSM operators to create NRTRDE files according to GSMA specifications, without the need for integration, thereby minimizing  the risk associated with roaming calls.

ImpactView(TM) assists telecom service companies` managers to understand the financial and business implications of changing service quality levels while prioritizing their activities according to business and financial considerations.

BusinessView(TM) is a sophisticated application designed to give telecom operators the tools to optimize the organizational structure, focusing on higher value customers.

ECtel is renown for its flagship products, FraudView® and RAP. FraudView® features an array of unique, state-of-the-art fraud detection and prevention capabilities enabling thousands of fraud controls. RAP is ECtel`s automated revenue assurance platform that facilitates cost-effective assurance of revenues and processes.

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"We are proud to present the new solutions to better support our users' needs for business assurance and revenue management. Comprising a line of flexible tools, IRM(TM) addresses all revenue threats by providing operators with a 3600 view of their revenues, costs and profitability", said Itzik Weinstein, ECtel's President and CEO. "Furthermore, the customers who participated in our Global Community Meeting, were very enthusiastic about ECtel's single-platform, multiple-applications approach, enabling operators to leverage the information in order to implement a variety of the Company's products, which can then be  expanded to cover the broader  IRM(TM) solution."

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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